SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934


                CB RICHARD ELLIS SERVICES, INC.
             ----------------------------------------
                       (Name of Issuer)

                   Common Stock, $0.01 par value
             ----------------------------------------
               (Title of Class of Securities)

                          12489L108
            ----------------------------------------
                       (CUSIP Number)

                      Raymond E. Wirta
                200 North Sepulveda Boulevard
              El Segundo, California 90245-4380
                      (310) 563-8600
            ----------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       With a copy to:
                      Gary J. Singer, Esq.
                    O'Melveny & Myers LLP
                  610 Newport Center Drive
                         Suite 1700
               Newport Beach, California 92660

                     November 10, 2000
           ----------------------------------------
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12489L108             13D             Page 2 of 49

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
    ONLY)

       RAYMOND E. WIRTA

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a) [X]
    GROUP                                           (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
       OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                        [ ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER OF      7.  SOLE VOTING POWER
 SHARES               -0-
BENEFICIALLY
OWNED BY       8.  SHARED VOTING POWER
  EACH                 8,564,419 (See Item 5)
REPORTING
 PERSON        9.  SOLE DISPOSITIVE POWER
  WITH                 -0-

              10.  SHARED DISPOSITIVE POWER
                       8,564,419 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
       8,564,419 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

                                                         [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14. TYPE OF REPORTING PERSON
       IN

    *See Instructions Before Filling Out!

CUSIP No. 12489L108             13D             Page 3 of 49


Item 1.  Security And Issuer

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of CB Richard Ellis Services, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 200 North Sepulveda Boulevard, Suite 300, El Segundo, California 90245.

Item 2.  Identity And Background.

     This Statement on Schedule 13D is being filed on behalf of Raymond E. Wirta ("Reporting Person"). The Reporting Person is a United States citizen whose principal occupation is Chief Executive Officer and a Director of the Issuer. His business address is CB Richard Ellis Services, Inc., 200 North
Sepulveda Boulevard, El Segundo, California  90245-4380.

     The Reporting Person has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As described in Items 3 and 4 below, BLUM CB Corp., a Delaware corporation ("Newco"), submitted a merger proposal to the Issuer pursuant to which it would, subject to the conditions set forth in such proposal, merge into the Issuer and the holders of the Common Stock (other than certain holders described in Item 4 below) would receive consideration of $15.50 per share in cash in exchange for their shares of Common Stock. As further described in Items 3 and 4 below, the Reporting Person, RCBA Strategic
Partners, L.P., a Delaware limited partnership ("Strategic"), FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Equity Partners International, L.P.
("FSEP International"), The Koll Holding Company, a California corporation ("Koll Holding"), W. Brett White ("White") and Frederic V. Malek ("Malek") have entered into a letter agreement, dated as of November 10, 2000 (such letter, the "Letter Agreement") (attached hereto as Exhibit
1), pursuant to which, among other things, the parties to the Letter Agreement other than Strategic have agreed to certain terms with respect to their ability to vote or to dispose of the shares of Common Stock beneficially owned by them. As a result of the Letter Agreement, the Reporting Person, together with Newco, BLUM Capital Partners, L.P., a California limited partnership ("BLUM LP"), Richard C. Blum
& Associates, Inc., a California corporation ("RCBA Inc."), RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively with BLUM LP, RCBA Inc., Strategic, RCBA GP and Newco, the "BLUM Parties"), FSEP III, FS Capital Partners, L.P., a California limited partnership ("FS Capital"), FS Holdings, Inc., a California corporation ("FS Holdings"), FSEP International, FS&Co. International, L.P., a Cayman Islands exempted limited partnership ("FS&Co. International"), FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings"), Bradford M. Freeman ("Freeman"), Ronald P.
Spogli ("Spogli"), William M. Wardlaw ("Wardlaw"), J. Frederick Simmons ("Simmons"), John M. Roth ("Roth"),
Charles P. Rullman, Jr. ("Rullman," and together with FSEP III, FS Capital, FS Holdings, FSEP International, FS&Co. International, International

CUSIP No. 12489L108             13D             Page 4 of 49

Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth, the "FS Parties"), White, Malek, Koll Holding, Donald M. Koll ("Koll"), the Donald M. Koll Separate Property Trust u/d/t April 8, 1999 ("Koll Trust"), The Koll Company ("Koll Co.", and together with Koll, Koll Holding, Koll Trust, White and Malek, the "Other Parties") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange
Act of 1934, as amended (together with the rules and regulations promulgated by the Securities and Exchange Commission thereunder, the "Exchange Act").

     The Reporting Person has been advised by the BLUM Parties of the following information with respect to the BLUM Parties as set forth below:

     Newco is a Delaware corporation newly formed by Strategic. The principal business of Newco is to engage in the Proposed Transaction described in Items 3 and 4 below. The principal business office address of Newco is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

     Strategic is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California
94133.

     RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Strategic. The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

                                                           Principal
Name and                                                   Occupation
Office Held           Business Address       Citizenship   or Employment
---------------------------------------------------------------------------

Richard C. Blum       909 Montgomery Street    USA         President and
Managing Member       Suite 400                            Chairman, BLUM LP
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery Street    Norway      Managing Partner,
Managing Member       Suite 400                            BLUM LP
                      San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery Street    USA         Managing Partner,
Managing Member       Suite 400                            BLUM LP
                      San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery Street    USA         Partner, BLUM LP
Member                Suite 400
                      San Francisco,
                      CA  94133

Marc T. Scholvinck    909 Montgomery Street    USA         Partner and Chief
Member                Suite 400                            Financial Officer
                      San Francisco,                       BLUM LP
                      CA  94133


CUSIP No. 12489L108             13D             Page 5 of 49

Murray A. Indick     909 Montgomery Street     USA       Partner and General
Member               Suite 400                           Counsel, BLUM LP
                     San Francisco, CA 94133

John C. Walker       909 Montgomery Street     USA       Partner, BLUM LP
Member               Suite 400
                     San Francisco, CA 94133


     BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is a registered investment adviser with the Securities and Exchange Commission.
The sole general partner of BLUM LP is RCBA Inc. The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                          Principal
Name and                                                  Occupation
Office Held           Business Address       Citizenship  or Employment
---------------------------------------------------------------------------


Richard C. Blum      909 Montgomery Street     USA        President and
President,           Suite 400                            Chairman,
Chairman and         San Francisco, CA 94133              BLUM LP
Director

Nils Colin  Lind     909 Montgomery Street     Norway     Managing Partner,
Managing Partner     Suite 400                            BLUM LP
and Director         San Francisco, CA  94133

Jeffrey W. Ubben     909 Montgomery Street     USA          Managing Partner,
Managing Partner     Suite 400                              BLUM LP
and Director         San Francisco, CA  94133

Claus J. Moller      909 Montgomery Street     Denmark      Managing Partner,
Managing Partner     San Francisco, CA 94133                BLUM LP
and Director

George F. Hamel, Jr. 909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery Street     USA          Partner and Chief
Partner, Chief       Suite 400                              Financial Officer,
Financial Officer,   San Francisco, CA 94133                BLUM LP
Assistant Secretary
and Director

CUSIP No. 12489L108             13D             Page 6 of 49

Murray A. Indick     909 Montgomery Street     USA          Partner and General
Partner, General     Suite 400                              Counsel, BLUM LP
Counsel and          San Francisco, CA 94133
Secretary

John C. Walker       909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

Kevin A. Richardson  909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

     The Reporting Person has been advised by the FS Parties of the following information with respect to the FS Parties as set forth below:

     FS Holdings is the general partner of FS Capital, which is the general partner of FSEP III. International Holdings is the general partner of FS&Co. International, which is the general partner of FSEP International.

     FSEP III, FS Capital and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. FS Capital and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

     FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS&Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

     Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of FS Holdings and International Holdings. The principal occupation of each of Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman is to serve as the directors and executive officers of Freeman Spogli & Co. Incorporated, a Delaware corporation formed to make private equity investments ("FS&Co."). Each of Freeman, Spogli, Wardlaw, Simmons and Rullman has his principal business address and his principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Roth has his principal business address and his principal office at 599 Lexington Avenue, 18th Floor, New York, New York 10022.

CUSIP No. 12489L108             13D             Page 7 of 49

     The Reporting Person has been advised by the Other
Parties of the following information with respect to the Other Parties as set forth below:

     Koll Holding is wholly-owned by Koll Co., which is wholly owned by the Koll Trust. Koll is the sole trustee of the Koll Trust. Koll is a United States citizen and a Director of the Issuer. Koll Co. is a diversified real estate services firm. Koll Holding was formed to acquire and hold equity in Koll Real Estate Services, which was acquired by the Issuer on August 28, 1997 (as further described in Item
4 hereto). The principal office and business address of Koll Holding, Koll Co. and Koll is 4343 Von Karman Avenue, Newport Beach, California 92660.

     White is a United States citizen whose principal occupation is Chief Operating Officer and a Director of the Issuer. His business address is CB Richard Ellis Services,
Inc., 200 North Sepulveda Boulevard, El Segundo, California
90245-4380.

     Malek is a United States citizen and a Director of the Issuer. His principal business occupation is Chairman of Thayer Capital Partners. His business address is Thayer Capital Partners, 1455 Pennsylvania Avenue, N.W., Suite 350, Washington DC 20004.

     The BLUM Parties, the FS Parties and the Other Parties have advised the Reporting Person that, during the last five years, to the best knowledge of the BLUM Parties, the FS Parties and the Other Parties, respectively, none of the BLUM Parties, the FS Parties or the Other Parties has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Proposed Transaction (as defined in Item 4 below) would be funded through a combination of equity and debt financing. Pursuant to, and subject to the terms and conditions of, the Letter Agreement, the Reporting Person will contribute to Newco all of the Common Stock beneficially owned by him and Strategic and/or its affiliates are prepared to provide up to approximately $118.1 million of equity to Newco for the Proposed Transaction. In addition, Newco has had discussions with Credit Suisse First Boston to provide debt financing to consummate the Proposed Transaction; however, Newco has not yet entered into a commitment letter with respect to the debt financing for the Proposed Transaction, and there is no assurance that one will be successfully obtained. In addition, the proposed financing of the Proposed Transaction may change based on availability of such financing and other facts and circumstances with respect to such Proposed Transaction or financing.

     The Reporting Person has not contributed any funds or other consideration toward the purchase of the shares of Issuer Common Stock that may be deemed to be beneficially owned by the BLUM Parties, the FS Parties or the Other
Parties as described in Item 5.

     The transactions contemplated by the Letter Agreement are subject to a number of terms and conditions set forth therein, including, among others, the approval of the Issuer's Board of

CUSIP No. 12489L108             13D             Page 8 of 49

Directors, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter (as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1), which is expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

     As described in a letter, dated November 10, 2000, from Newco to the Issuer (the "Proposal Letter") (attached hereto as Exhibit 2), Newco has made a proposal with respect to a transaction in which Newco would merge with and into the Issuer the "Proposed Transaction"). Pursuant to the terms of the Proposed Transaction, among other things, (i) each of the Reporting Person, Strategic, FSEP III, FSEP International and the Other Parties will contribute all of the shares of Common Stock beneficially owned by such person to Newco in exchange for newly-issued shares of Newco, and (ii) immediately following completion of the foregoing contributions, Newco will be merged into the Issuer. Pursuant to the merger, all shares of the Common Stock (other than the shares held by Newco) will be converted into the right to receive consideration of $15.50 per share, all shares of Common Stock held by Newco will be cancelled and all shares of common stock of Newco will be converted into shares of the Common Stock. In connection with the Proposed Transaction, the Common Stock would be delisted from the New York Stock Exchange. The Reporting Person and the other parties herein mentioned currently do not intend to deregister the Common Stock under the Exchange Act but may do so in the future, to the extent permitted under the Exchange Act.

     Annex B of the Letter Agreement provides that the Board of Directors of the Issuer after consummation of the Proposed Transaction will consist of six directors, including three directors designated by Strategic, one director designated by the FS Parties, and White and the Reporting Person (each for so long as he remains an employee of the Issuer). In addition, Strategic will be entitled to designate one additional director at any time.

     The Proposal Letter provides that the Proposed Transaction would be subject to a number of conditions, including, among others, (i) approval by the Issuer's Board of Directors and stockholders pursuant to the requirements of Delaware law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (iii) receipt of consents from the holders of a majority of the Issuer's outstanding 8-7/8% Senior Subordinated Notes due 2006, (iv) completion of the financing arrangements necessary to consummate the Proposed Transactions, (v) completion of confirmatory due diligence and (vi) the negotiation and execution of definitive agreements providing for the Proposed Transactions and the transactions described in the Letter Agreement and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements.

     Newco's proposal contained in the Proposal Letter expires by its terms at 5:00 p.m. Pacific Standard Time on December 1, 2000. All decisions regarding the Proposed Transaction will be made by the BLUM Parties. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the


CUSIP No. 12489L108             13D             Page 9 of 49

Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate.
In particular, the Reporting Person may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

     The Reporting Person originally acquired 70,000 shares and options in his capacity as an officer and director of the Issuer. As described below in Items 5 and 6, the Reporting Person additionally acquired beneficial ownership over 577,526 shares of the Common Stock pursuant to an option and warrant granted by Koll Holding.

     The Reporting Person has been advised that the BLUM
Parties originally acquired the shares of Common Stock beneficially owned by them through open market purchases of the Common Stock.

     Blum serves on the Issuer's Board of Directors.

     The Reporting Person has been advised that each of the FS Parties originally acquired the shares of Common Stock beneficially owned by them pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 14, 1997 (the "Merger Agreement") by and among the Issuer, CBC Acquisition Corporation ("Acquisition Corp."), Koll Real Estate Services ("KRES"), FSEP III, FSEP International, AP KMS Partners, L.P., AP KMS II, LLC, Koll Holding, Koll, William S. Rothe and the Reporting Person.
On August 28, 1997, Acquisition Corp. was merged with and into KRES (the "Merger") and KRES became a wholly-owned subsidiary of the Issuer. In the Merger, FSEP III received 3,278,448 shares of Common Stock and warrants to acquire 351,585 shares of Common Stock (the "FSEP III Warrant") and FSEP International received 124,015 shares of Common Stock and warrants to acquire 13,299 shares of Common Stock (the "FSEP International Warrant", and collectively with the FSEP Warrant, the "FS Warrants").

     The Letter Agreement provides, among other things, that upon completion of the Proposed Transaction, the FS Warrants will be cancelled and the Issuer will issue a new warrant to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for a number of shares of Common Stock equal to the number that represents the same percentage of the total outstanding shares of Common Stock immediately after the consummation of the Proposed Transaction as the FS Warrants were entitled to immediately prior to the consummation of the Proposed Transaction.

     Freeman serves on the Issuer's Board of Directors.

     The Reporting Person has been advised that the Other Parties originally acquired the shares of Common Stock beneficially owned by them as follows. Koll Holding originally acquired 734,290 shares of the Common Stock and warrants to acquire 78,746 shares of the Common Stock pursuant to the terms and conditions of the Merger Agreement. In addition, Koll received an option to purchase
250,000 shares of Common Stock under the Merger Agreement, and options to purchase 69,850 shares in his capacity as a director and officer of the Issuer. White acquired beneficial ownership over 125,200 shares of the Common Stock in his capacity as an officer and director of the Issuer. Malek received the shares beneficially owned by him as an investor in the Issuer, in subsequent purchases, and in his capacity as a director of the Issuer.

     Koll, Malek and White serve on the Issuer's Board of Directors.

     Other than as described above in Item 3 and this Item 4, the Reporting Person has not, and the Reporting Person has been advised by the BLUM Parties, the FS Parties and the Other Parties that none of the BLUM Parties, the FS Parties or the Other Parties, respectively, have, any plans or proposals which relate to or would result in any of the matters described in

CUSIP No. 12489L108             13D             Page 10 of 49

subparagraphs (a) through (j) of Item 4 of Schedule 13D
(although they reserve the right to develop such plans).

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter
Agreement (attached hereto as Exhibit 1) and the Proposal
Letter (attached hereto as Exhibit 2), each of which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a), (b) The Reporting Person believes that there are currently 21,213,928 shares of Common Stock outstanding.
The Reporting Person currently owns 70,000 shares of Common Stock which includes 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. Except as disclosed herein, the Reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition of the aforementioned shares. In addition, as described below in Item 6, the Reporting Person holds an immediately-exercisable option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding (the "Option Shares"). Under the Option Agreement, Koll Holding has relinquished its power to dispose of the Option Shares, and except as disclosed herein, the Reporting Person has the sole power to dispose or direct the disposition of the Option Shares upon exercise of the Option and warrant. As such, the Reporting Person is deemed to beneficially own 647,526 shares of Common Stock, which constitute approximately 3.1% of the Common Stock. Except as disclosed herein, Koll Holding retains all voting rights with respect to the Option Shares prior to exercise of the Option or Warrant.

     As a result of the matters described in Items 2, 3 and 4 above, the Reporting Person together with the BLUM Parties, the FS Parties and the Other Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and the Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the BLUM Parties, the FS Parties and the Other Parties.

     The Reporting Person has been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) Strategic reports direct holdings of 2,345,900 shares of the Common Stock (11.1%), and (ii) BLUM LP and RCBA Inc. report holdings of 1,077,986 shares of the Common Stock (5.1%) owned directly by BLUM LP or the limited partnerships for which BLUM LP serves as the general partner and BLUM LP's investment advisory accounts.

     As a result of the matters described in Items 2, 3 and 4 above, Newco, which was formed by Strategic, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be owned by the Reporting Person.

     The Reporting Person has been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) FSEP III, FS Capital and FS Holdings each is deemed to beneficially own 3,278,448 shares (15.5%) of the Common Stock, (ii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 124,015 shares (less than 1%) of Common Stock and (iii) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each is deemed to beneficially own 3,402,463 shares (16.0%) of the Common Stock. The Reporting Person has been further advised that, as directors, executive officers and shareholders of FS Holdings and International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman may be deemed to be the beneficial owners of the securities beneficially owned by FS Holdings and International Holdings.

CUSIP No. 12489L108             13D             Page 11 of 49

     The Reporting Person has been advised that Koll Holding owns 1,132,886 shares of the Common Stock (the "Koll Shares"), which include 398,596 shares of Common Stock underlying stock options and warrants which are currently exercisable or will become exercisable within 60 days after November 10, 2000. As described below in Item 6, Koll Holding has granted an option and warrant to the Reporting Person exercisable for up to 577,526 shares of the Koll Shares. Under the option agreement, Koll Holding presently has no right to dispose of the shares subject to the option, although it retains voting power over the shares. Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. As such, each of Koll, Koll Holding, Koll Co. and Koll Trust is deemed to beneficially own all of the Koll Shares. Based on the assumption that there are 21,213,928 shares of Common Stock outstanding, these holdings constitute approximately 5.3% of the Common Stock.

     The Reporting Person has been advised that White beneficially owns 125,200 shares of Common Stock which includes 66,600 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. These holdings constitute less than one percent of the Common
Stock.

     The Reporting Person has been advised that Malek beneficially owns 409,984 shares of Common Stock which includes 12,110 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000. These holdings constitute approximately 1.9% percent of the Common Stock.

     The Reporting Person has been advised that, except as disclosed in this Schedule 13D, each of the Other Parties as sole power (and does not share any power) to vote or direct the vote of all shares of Common Stock beneficially owned by him or it and has sole power (and does not share any power) to dispose or to direct the disposition all shares of Common Stock beneficially owned by him or it.

     Other than as set forth above, the Reporting Person has been advised by the BLUM Parties, FS Parties and the Other Parties that, as of November 8, 2000, none of the BLUM Parties, the FS Parties or the Other Parties, respectively, beneficially owns any shares of any class of capital stock of the Issuer.

     (c) The Reporting Person has not effected any transactions in any shares of Common Stock during the 60-day period ended November 9, 2000 except as disclosed in this
Schedule 13D.

     The Reporting Person has been advised by the Blum Parties, the FS Parties and the Other Parties that none of the Blum Parties, the FS Parties or the Other Parties, respectively, has effected any transactions in any shares of Common Stock during the 60-day period ended November 10, 2000, except as disclosed in this Schedule 13D.

     (d) No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Person as described in Item 5. The Reporting Person has been advised that no person other than the BLUM Parties, the FS Parties and the Other Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale

CUSIP No. 12489L108             13D             Page 12 of 49

of, the shares of Common Stock beneficially owned by the BLUM
Parties, the FS Parties or the Other Parties, respectively, as described above.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Issuer.

     On August 27, 1997, in connection with the merger of KRES into a wholly-owned subsidiary of the Issuer in exchange for shares of the Common Stock and warrants to acquire additional shares of the Common Stock (as described above in Item 4), Koll Co., Koll Holding and KRES entered into an Amended and Restated Option Agreement ("Option
Agreement") with the Reporting Person (attached hereto as
Exhibit 3), pursuant to which an option previously granted to the Reporting Person to purchase 672,000 shares of KRES common stock was converted into (i) an immediately-exercisable option ("Option") to purchase up to 521,590 shares of the Common Stock from Koll Holding at an exercise price of $5.84 and (ii) the right to obtain in connection with each exercise of such Option .1072413 warrants per share of Common Stock rounded to the nearest warrant, for a maximum of 55,936 shares of the Common Stock. The exercise period for the Option and warrants currently extends to May
30, 2004. Under the Option Agreement, Koll Holding may not sell any shares of the Common Stock or exercise or transfer any warrants to acquire the Common Stock if as a result of such sale, exercise or transfer Koll Holding will not retain a sufficient number of shares of Common Stock and warrants to permit the Reporting Person to exercise his rights in full under the Option Agreement. Koll Holding retains sole voting power over the shares prior to exercise of the Option and warrant.

     As described in Item 3 of this Schedule 13D, the Letter Agreement (attached hereto as Exhibit 1) sets forth certain understandings among the Reporting Person, Strategic, FSEP III, FSEP International and the Other Parties with respect to the Proposed Transaction including, among other things, the negotiation of the Proposed Transaction, the contribution of equity, a stockholders agreement, agreements with management and employees, exclusivity and voting and fees and expenses. The consummation of the equity contributions and the entering into of a stockholders agreement and the agreements with management and employees are conditioned upon the prior negotiation and execution of a definitive merger agreement for the Proposed Transaction and other definitive documentation.

     Annex B to the Letter Agreement sets forth the understandings between such persons with respect to their ownership of Common Stock in the event that the Proposed Transaction is consummated, including without limitation as to restrictions on transfer, co-sale/tag along rights, right of first offer, preemptive rights, sale of Issuer, an initial public offering of the Issuer, registration rights, voting, representation on the Issuer's Board of Directors, advisory assistance, general consent rights, consent rights of FSEP III and FSEP International, information and inspection rights and indemnification.

     As described in Item 4 of this Schedule 13D, the Proposal Letter (attached hereto as Exhibit 2) contains the proposal by Newco to the Issuer with respect to the Proposed Transactions, including with respect to the Issuer a discussion of, among other things, the purchase price, the equity financing, the debt financing, the structure, the treatment of existing

CUSIP No. 12489L108             13D             Page 13 of 49

indebtedness, the employees, the headquarters and the legal documentation and conditions regarding the Proposed Transaction.

     The descriptions of the Letter Agreement and the Proposal Letter contained in this Schedule 13D are qualified in their entirety by reference, respectively, to the Letter
Agreement (attached hereto as Exhibit 1) and the Proposal
Letter (attached hereto as Exhibit 2).

     Neither the Reporting Person nor, to the best knowledge of the Reporting Person, the BLUM Parties, the FS Parties, or the Other Parties is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

Item 7.  Material to be Filed as Exhibits

     1.   Letter agreement dated November 10, 2000 among the
          Reporting Person, Strategic, FSEP III, FSEP
          International and the Other Parties.

     2.   Proposal Letter dated November 10, 2000.

     3.   Amended and Restated Option Agreement dated August
          27, 1997 among Koll Co., Koll Holding, the
          Reporting Person and KRES.

CUSIP No. 12489L108             13D             Page 14 of 49

                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 15, 2000



                             RAYMOND E. WIRTA,
                             an individual


                             /s/ Raymond E. Wirta
                             -------------------------

CUSIP No. 12489L108             13D             Page 15 of 49